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05038927

# U.S. SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

| | FACING PAGE | |
|---|---|---|
| Annual Audited Report Form X-17A-5—Part III | Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC File No. 8-35359 |

**REPORT FOR THE PERIOD BEGINNING** January 1, 2004 (MM/DD/YY) **AND ENDING** December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**Name of Broker-Dealer:** U.S. Bancorp Investments, Inc.

**Official Use Only**

**Firm ID No.** 17868

**Address of Principal Place of Business:**
60 Livingston Road
**(No. and Street)**

| Saint Paul | Minnesota | 55107 |
|---|---|---|
| **(City)** | **(State)** | **(Zip Code)** |

**Name and Telephone Number of Person to Contact in Regard to This Report**

Trudi M. Buckley — (314) 418-1585
**(Area Code—Telephone Number)**

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT** whose opinion is contained in this Report*

Ernst & Young LLP
**(Name—if individual, state last, first, middle name)**

| 220 South Sixth Street | Minneapolis | Minnesota | 55402 |
|---|---|---|---|
| **(Address)** | **City** | **State** | **(Zip Code)** |

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASHINGTON, D.C. 179

***Check One:***
✔ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

***For Official Use Only***

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**SEC 1410 (3.91)**

# OATH OR AFFIRMATION

I, **Daniel J. Trueman,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.** as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

**Signature**

SVP-Chief Financial Officer
**Title**

Subscribed and sworn to before me this 18th
Day of February, 2005.

**Notary Public**

THEA M. JESTES
Notary Public - Notary Seal
STATE OF MISSOURI
City of St. Louis
My Commission Expires: Apr. 3, 2005

My commission expires:

This report** contains (check all applicable boxes):

- ✔ (a) Facing page.
- ✔ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss)
- (d) Statement of Changes in Financial Condition
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✔ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

U.S. Bancorp Investments, Inc.
Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

Year Ended December 31, 2004

## Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2005

# U.S. Bancorp Investments, Inc.

## Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and due from affiliates | $105,935,531 |
| Receivables: | |
| Customers | 35,442,129 |
| Brokers, dealers, and clearing organizations | 11,959,122 |
| Affiliates | 758,428 |
| Investments, at fair value | 942,739 |
| Fixed assets, at cost, net of accumulated depreciation and amortization of $7,545,936 | 951,209 |
| Goodwill | 31,306,666 |
| Other assets | 2,939,459 |
| Total assets | $190,235,283 |
| | |
| **Liabilities and stockholder's equity** | |
| Payables: | |
| Customers | $ 21,143,491 |
| Brokers, dealers, and clearing organizations | 1,080,505 |
| Affiliates | 1,172,505 |
| Accrued compensation | 9,594,210 |
| Deferred tax liability | 2,156,625 |
| Other liabilities and accrued expenses | 7,761,449 |
| Total liabilities | 42,908,785 |
| | |
| Stockholder's equity: | |
| Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 209,627,587 |
| Accumulated deficit | (62,302,089) |
| Total stockholder's equity | 147,326,498 |
| Total liabilities and stockholder's equity | $190,235,283 |

*See accompanying notes.*

## 1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), is a NASD-registered securities broker-dealer. The Company trades and effects transactions in listed and unlisted equity securities, U.S. government securities, and corporate and municipal securities. The Company also sells mutual fund shares, acts as a broker of option contracts, and provides other financial services to retail customers through its bank-branch-based registered representatives.

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. The Company's results may be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 11, Transactions With Affiliates.

## 2. Summary of Significant Accounting Policies

### Cash and Due From Affiliates

Cash and due from affiliates includes cash and investments in affiliated money market funds and investments with maturities of less than three months from purchase.

### Cash Segregated Under Federal and Other Regulations

Included in cash at December 31, 2004, is $3,000,000 of cash segregated and secured in accordance with federal and other regulations.

### Securities Transactions

Securities transactions are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

## 2. Summary of Significant Accounting Policies (continued)

### Investments

The Company invests in limited partnership interests in private equity funds. Investments in limited partnerships and limited liability companies with an ownership interest of greater than 5% are accounted for using the equity method of accounting. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

### Fixed Assets

Fixed assets include office equipment, software, and leasehold improvements. Depreciation of office equipment and software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

### Goodwill

The price paid over the net fair value of acquired businesses (goodwill) is not amortized. The recoverability of goodwill is evaluated annually at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the business based on market prices for similar businesses, if available, and the present value of the estimated future cash flows associated with the business. During 2004, the Company completed its impairment assessment and concluded that no impairment existed at the time of the assessment.

### Fair Value of Financial Instruments

At December 31, 2004, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

## 2. Summary of Significant Accounting Policies (continued)

### Stock-Based Compensation

Certain of the Company's employees are granted stock options to purchase common stock of USB. Stock option grants are for a fixed number of shares at an exercise price equal to the fair value of the shares at the date of grant. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years. The Company recognizes stock-based compensation in its results of operations utilizing the fair value method under Statement of Financial Accounting Standard (SFAS) No. 123, *Accounting for Stock-Based Compensation.* The Company recognizes compensation expense for the estimated fair value of all employee stock options granted, modified or settled in fiscal years beginning January 1, 1995.

Refer to Note 12, Employee Benefit Plans and Stock-Based Compensation, for further detail.

### Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. For state tax purposes, the Company is also included in the filing of any unitary state tax returns with USB and its affiliates when permitted. Payments are made to or received from USB each quarter for federal taxes based on the Company's estimated share of the consolidated federal tax liability. Payments are made to or received from USB annually for state income taxes based on the state taxable income for the consolidated group and the Company's state apportionment factors. Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

**3. Recently Issued Accounting Standard**

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) (SFAS 123R), *Share-Based Payment*, a revision of SFAS 123. SFAS 123R requires companies to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award. This statement eliminates the use of the alternative intrinsic value method of accounting that was allowed when SFAS 123 was originally issued. The provisions of this statement are effective in the first interim reporting period beginning after June 15, 2005. Because the Company retroactively adopted the fair value method in 2003, the revised statement will not have a significant impact on the Company's financial statements.

**4. Receivables From and Payables to Customers**

| | |
|---|---|
| Amounts receivable from customers include: | |
| Cash transactions | $ 4,935,845 |
| Margin accounts | 30,506,284 |
| Total receivables | $35,442,129 |
| | |
| Amounts payable to customers include: | |
| Cash transactions | $21,143,491 |

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the financial statements. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

## 5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

| | |
|---|---|
| Receivables from brokers, dealers, and clearing organizations include: | |
| Receivables from brokers, dealers, and clearing organizations | $11,829,168 |
| Securities failed to deliver | 129,954 |
| Total receivables | $11,959,122 |

| | |
|---|---|
| Payables to brokers, dealers, and clearing organizations include: | |
| Securities failed to receive | $ 499,039 |
| Payables to brokers, dealers, and clearing organizations | 581,466 |
| Total payables | $ 1,080,505 |

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

## 6. Investments

At December 31, 2004, the Company's investments are as follows:

| | |
|---|---|
| Investments in limited partnerships | $917,530 |
| Stocks and warrants | 21,735 |
| Government securities | 2,121 |
| Other securities | 1,353 |
| | $942,739 |

## 7. Borrowings

The Company has a $500,000,000 secured borrowing facility with U.S. Bank National Association (USBNA), an affiliate of the Company. This facility is collateralized by the pledge of a savings account on USBNA, owned by U.S. Bancorp (USB). This facility can be accessed if there is money deposited in this account. At December 31, 2004, the Company had no outstanding borrowings on the secured facility from USBNA. There was $350,000,000 on deposit in the savings account as collateral for a loan to the Company.

In addition, the Company has a $50,000,000 secured line from USBNA, borrowings under which are to be collateralized by securities held in customers' margin accounts and trading securities owned. At December 31, 2004, the Company had no outstanding borrowings on this facility.

## 8. Contingent Liabilities

The Company is involved in various lawsuits, arbitration proceedings, threatened lawsuits, and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the financial statements.

## 9. Lease Commitments

The Company leases office space under a noncancelable lease agreement. Future minimum payments, net of sublease rentals, under this operating lease consisted of the following at December 31, 2004:

| | |
|---|---|
| 2005 | $174,926 |
| 2006 | 148,571 |
| Total minimum lease payments | $323,497 |

## 10. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2004, the Company held securities with a fair value of approximately $29,676,086, of which none have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

**10. Financial Instruments With Off-Balance-Sheet Risk (continued)**

The Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet market risk in the event that prices increase, as the Company may be obligated to acquire the securities at market prices in excess of the values recorded.

The Company provides investment, financing, and related services to a diverse group of customers, including institutional and individual investors, governments, and corporations. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. At December 31, 2004, the Company did not have significant concentrations of credit risk with any single or group of customers or counterparties.

**11. Transactions With Affiliates**

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions could be either charges or reimbursements to the Company and include fees for the underwriting and selling of affiliated mutual funds, financing costs, royalty fees for the use of USB's name, costs for occupancy, and general and administrative services.

At December 31, 2004, the Company had invested $44,912,625 in affiliated money market funds, which is included in cash and due from affiliates in the statement of financial condition.

The Company's employees occupy USBNA facilities and certain USBNA employees (Financial Specialists) perform sales activities for the Company. The Company reimburses USBNA for costs associated with these activities each month.

For the year ended December 31, 2004, the Company returned capital to USB of $225,000,000.

## 11. Transactions With Affiliates (continued)

Additionally, the Company obtains financing from USBNA to fund the Company's operating and investing activities. Such financing is more fully described in Note 7, Borrowings.

## 12. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible company employees participate in the cash balance pension plan of USB. Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service. Plan assets primarily consist of various equity mutual funds, USB stock, and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees through post-retirement benefit plans offered by USB. Generally, all employees may become eligible for retiree health care benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100% matched by the Company up to the first 4% of an employee's compensation. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. All of the Company's matching contributions are initially invested in USB common stock, but an employee is allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

## 12. Employee Benefit Plans and Stock-Based Compensation (continued)

As discussed in Note 2, Summary of Significant Accounting Policies, certain of the Company's employees have the option to participate in the stock incentive plans offered by USB, which include incentive stock options with an exercise price generally equal to the fair value of the underlying stock at the date of grant and other stock-based awards. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years.

The following table summarizes USB stock awards outstanding and weighted average exercise price for the Company's employees at December 31, 2004:

| | Options Outstanding | | | Exercisable Options | |
|---|---|---|---|---|---|
| **Range of Exercise Prices** | **Shares** | **Weighted Average Remaining Contractual Life (Years)** | **Weighted Average Exercise Price** | **Shares** | **Weighted Average Exercise Price** |
| $ 6.00–$10.00 | 9,061 | 0.9 | $ 6.72 | 9,061 | $ 6.72 |
| $10.01–$20.00 | 588,706 | 6.7 | 18.89 | 376,085 | 18.77 |
| $20.01–$30.00 | 1,077,044 | 7.0 | 22.78 | 533,503 | 23.07 |
| $30.01–$37.15 | 9,552 | 3.2 | 31.38 | 9,552 | 31.38 |
| | 1,684,363 | 6.9 | 21.38 | 928,201 | 21.25 |

## 13. Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. The Company is also included in the filing of any unitary state tax returns with USB and its affiliates when permitted.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

**13. Income Taxes (continued)**

The components of the Company's net deferred tax liability as of December 31, 2004, were:

| | |
|---|---|
| Deferred tax assets: | |
| Accrued expenses | $ 1,902,987 |
| Stock compensation | 1,664,502 |
| Gross deferred tax asset | 3,567,489 |
| Deferred tax liabilities: | |
| Accrued compensation, pension, and retirement benefits | (3,405,234) |
| Intangibles | (1,745,747) |
| Fixed assets | (193,852) |
| Other investment basis differences | (230,139) |
| Other deferred tax liabilities, net | (149,142) |
| Gross deferred tax liability | (5,724,114) |
| Net deferred tax liability | $(2,156,625) |

The Company has determined that a valuation reserve is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized principally through carry-back to taxable income in prior years and future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.